SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2016

Commission File Number: 001-36581

Vascular Biogenics Ltd.

(Translation of registrant’s name into English)

6 Jonathan Netanyahu St.

Or Yehuda

Israel 60376

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                 No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                 No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                 No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXPLANATORY NOTE

Attached hereto and incorporated by reference herein is the registrant’s press release issued on May 13, 2016, announcing financial results for the first quarter ended March 31, 2016, unaudited condensed interim financial statements as of March 31, 2016 and operating and financial review for the first quarter ended March 31, 2016.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VASCULAR BIOGENICS LTD.

Date: May 13, 2016	By:	/s/ Dror Harats
	Name:	Dror Harats
	Title:	Chief Executive Officer

VBL Therapeutics Announces First Quarter 2016 Financial Results and Provides Business Update

Conference Call, Today @ 8:30 a.m. Eastern Time

TEL AVIV, Israel — May 13, 2016 — VBL Therapeutics (NASDAQ: VBLT), a clinical-stage biotechnology company focused on the discovery, development and commercialization of first-in-class treatments for cancer, today reported financial results and provided a business update for the first quarter ended March 31, 2016.

“The first quarter saw continued progress in advancing our lead candidate VB-111, a first-in-class gene-therapy based agent, in several solid tumor indications, the most advanced program being the Phase III GLOBE Study in recurrent glioblastoma multiforme (rGBM),” said Dror Harats, President and Chief Executive Officer of VBL Therapeutics. “The trial is recruiting on schedule. It is event driven and interim data is expected in the first half of 2017, with full trial results expected late in 2017 or early 2018. We were very pleased to have two abstracts on VB-111 accepted for the forthcoming American Society of Clinical Oncology (ASCO) annual meeting in June. At the time of presentation we will discuss new data, including preliminary survival data, from the Phase II study of VB-111 in recurrent platinum resistant ovarian cancer. The Company is well capitalized, with cash, equivalents and short-term bank deposits of $33.2 million”

First Quarter and Year-to-Date Clinical and Corporate Highlights:

•	The ongoing GLOBE™ Study is a randomized, controlled Phase 3 trial of VB-111 in rGBM, that is proceeding under a special protocol assessment (SPA) granted by the U.S. Food and Drug Administration (FDA). The trial is designed to enroll up to 252 patients with rGBM in the United States, Canada and Israel.

•	The trial is comparing VB-111 in combination with bevacizumab (Avastin®) to bevacizumab alone in recurrent glioblastoma (rGBM).

•	Recruitment is proceeding according to plan and an interim analysis is expected to occur in the first half of 2017, based on enrollment and VB-111 activity.

•	In February, the Company announced that the first patient in Israel had been enrolled.

•	Two abstracts discussing the Phase 2 clinical studies of VB-111 have been accepted for presentation at the 2016 ASCO Annual Meeting, which will take place June 3 to June 7 in Chicago.

•	Tumor responses and preliminary survival data in a phase 2 trial of ofranergene obadenovec (VB-111) combined with paclitaxel in patients with recurrent platinum resistant ovarian cancer.

•	Ofranogene obadenovec (VB-111), an anti-cancer gene therapy in combination with bevacizumab to improve overall survival compared to bevacizumab monotherapy in patients with rGBM: A phase 2 historically controlled trial.

•	On May 4th, the Company held a Key Opinion Leader (KOL) meeting for the investment community in New York City: The event featured a presentation from Dr. Timothy Cloughesy, Director of the UCLA Neuro-Oncology Program.

•	Dr. Cloughesy outlined the treatment options for newly diagnosed and recurrent GBM (rGBM) patients. He discussed the VB-111 Phase 2 data in rGBM and the potential role of this drug candidate in the disease.

•	An archive of the event is available for replay here: http://lifesci.rampard.com/20160504/reg.jsp.

•	Results for VB-201 and VB-703 for the Treatment of Non-Alcoholic Steatohepatitis (NASH) and Liver Fibrosis were published in Digestive Diseases & Sciences Magazine:

•	Lexinoxoids are small molecules developed by VBL that antagonize Toll-like receptor 2 and 4 (TLR-2 and TLR-4) mediated activation and inhibit monocyte migration. TLR-2- and TLR-4 are known to play a role in nonalcoholic fatty liver disease.

•	The study results demonstrated that Lexinoxoids can restrict liver inflammation and ameliorate liver fibrosis in a mouse model.

First Quarter 2016 Financial Results:

•	Cash Position: At March 31, 2016, cash, cash equivalents and short-term bank deposits totaled $33.2 million, with working capital at $30.0 million. The Company expects that these funds will support operating expenses and capital expenditure requirements into mid-2018 and are expected to be sufficient to enable completion of the on-going Phase 3 clinical trial of VB-111 in rGBM, the Phase 2 clinical trial of VB-111 in thyroid cancer and the Phase 2 clinical trial for VB-111 in ovarian cancer.

•	R&D Expenses: Research and development expenses (net) were $4.0 million for the first quarter of 2016, compared to $2.0 million in first quarter of 2015. The increase in research and development expenses is mainly related to increased expenses for the VB-111 subcontractors and consultants in 2016 as the Phase 3 pivotal trial of VB-111 in rGBM commenced in August 2015.

•	G&A Expenses: General and administrative expenses for the first quarter of 2016 were $0.9 million, compared to $0.8 million in the first quarter of 2015.

•	Net Loss: Net loss for the first quarter of 2016 was $4.7 million, or ($0.21) per share, compared to a net loss of $3.0 million, or ($0.15) per share in the first quarter of 2015.

Avastin™ is a registered trademark of Genentech.

Conference Call

Friday, May 13th @ 8:30 a.m. Eastern Time

Domestic:	888-359-3624
International:	719-457-2085
Conference ID:	8426655
Webcast:	http://edge.media-server.com/m/p/6uyrb7db

Replays, available through May 27th:
Toll Free:	888-455-2296
International:	719-457-2083
Conference ID:	8426655

About VBL

Vascular Biogenics Ltd., operating as VBL Therapeutics, is a clinical stage biopharmaceutical company focused on the discovery, development and commercialization of first-in-class treatments for cancer. The Company’s lead oncology product candidate, VB-111, is a first-in-class, targeted anti-cancer gene-therapy agent that is positioned to treat a wide range of solid tumors. VB-111 is conveniently administered as an IV infusion once every two months. It has been observed to be well-tolerated in >170 cancer patients and we have observed its efficacy signals in an “all comers” Phase 1 trial as well as in three tumor-specific Phase 2 studies. The mechanism of VB-111 combines blockade of tumor vasculature with an anti-tumor immune response. This mechanism retains activity regardless of baseline tumor mutations or the identity of the pro-angiogenic factors secreted by the tumor. VB-111 is currently being studied in a Phase 3 pivotal trial for Recurrent Glioblastoma (rGBM). The trial is being conducted under an FDA Special Protocol Assessment (SPA), and VB-111 has obtained fast track and Orphan designations.

Forward Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. These forward-looking statements include, but are not limited to, statements regarding the clinical development of VB-111 and its therapeutic potential and clinical results, including statements related to the GLOBE study and our cash position and funding requirements. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. Among the factors that could cause actual results to differ materially from those described or projected herein include uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals, and the risk that historical clinical trial results may not be predictive of future trial results. In particular, results from our pivotal Phase 3 clinical trial of VB-111 in rGBM may not support approval of VB-111 for marketing in the United States, notwithstanding the positive results seen in prior clinical experience. A further list and description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the U.S. Securities and Exchange Commission. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. VBL Therapeutics undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

INVESTOR CONTACT:

Michael Rice

LifeSci Advisors, LLC

(646) 597-6979

VASCULAR BIOGENICS LTD.

CONDENSED INTERIM STATEMENTS OF FINANCIAL POSITION

(UNAUDITED)

	March 31, 2016	December 31, 2015
	U.S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	$8,082	$7,090
Short-term bank deposits	25,112	30,056
Other current assets	750	1,446

TOTAL CURRENT ASSETS	33,944	38,592

NON-CURRENT ASSETS:
Property and equipment, net	363	326
Long-term prepaid expenses	250	320

TOTAL NON-CURRENT ASSETS	613	646

TOTAL ASSETS	$34,557	$39,238

Liabilities and equity
CURRENT LIABILITIES -
Accounts payable:
Trade	$1,657	$2,050
Other	2,298	2,108

TOTAL CURRENT LIABILITIES	3,955	4,158

NON-CURRENT LIABILITIES -
Severance pay obligations, net	75	73

TOTAL NON-CURRENT LIABILITIES	75	73

TOTAL LIABILITIES	$4,030	$4,231

EQUITY:
Ordinary Shares	38	38
Other comprehensive income	45	45
Additional paid in capital	174,261	174,012
Warrants	2,960	2,960
Accumulated deficit	(146,777)	(142,048)

TOTAL EQUITY	30,527	35,007

TOTAL LIABILITIES AND EQUITY	$34,557	$39,238

The accompanying notes are an integral part of these condensed financial statements.

VASCULAR BIOGENICS LTD.

CONDENSED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

(UNAUDITED)

	Three months ended March 31
	2016	2015
	U.S. dollars in thousands
RESEARCH AND DEVELOPMENT EXPENSES, net	$4,003	$2,030
GENERAL AND ADMINISTRATIVE EXPENSES	863	799

OPERATING LOSS	4,866	2,829

FINANCIAL INCOME	(137)	(15)
FINANCIAL EXPENSES	—	163

FINANCIAL EXPENSES (INCOME), net	(137)	148

COMPREHENSIVE LOSS	$4,729	$2,977

	U.S. dollars
LOSS PER ORDINARY SHARE -
basic and diluted	$0.21	$0.15

	Number of shares
WEIGHTED AVERAGE ORDINARY SHARE OUTSTANDING -
basic and diluted	22,476,773	19,898,674

The accompanying notes are an integral part of these condensed financial statements.

VASCULAR BIOGENICS LTD.

CONDENSED INTERIM CASH FLOW STATEMENTS

(UNAUDITED)

	Three months ended March 31
	2016	2015
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Loss for the period	$(4,729)	$(2,977)
Adjustments required to reflect net cash used in operating activities (see appendix A)	747	806
Interest received	12	7

Net cash used in operating activities	(3,970)	(2,164)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(67)	(23)
Investments in short-term deposits	—	(11,000)
Maturity of short-term deposits	5,000	—

Net cash generated from (used in) investing activities	4,933	(11,023)

CASH FLOWS FROM FINANCING ACTIVITIES:
Exercise of employee stock options	21	—
Issuance of ordinary shares and warrants, net	(53)	—

Net cash used in financing activities	(32)	—

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	931	(13,187)

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	7,090	36,783

EXCHANGE GAINS (LOSSES) ON CASH AND CASH EQUIVALENTS	61	(213)

CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	$8,082	$23,383

APPENDIX A:
Adjustments required to reflect net cash used in operating activities:
Depreciation	$30	$33
Interest income	(66)	(15)
Exchange gains (losses) on cash and cash equivalents	(61)	213
Net changes in severance pay	—	(3)
Share-based payments	281	239

	184	467

Changes in working capital:
Decrease in other current assets	696	346
Decrease (increase) in long term prepaid expenses	70	(3)
Increase (decrease) in accounts payable and accruals:
Trade	(393)	943
Other	190	(947)

	563	339

	$747	$806

The accompanying notes are an integral part of these condensed financial statements.

VASCULAR BIOGENICS LTD.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 1 - GENERAL

Vascular Biogenics Ltd. (the “Company”) was incorporated on January 27, 2000. The Company is a clinical-stage clinical biopharmaceutical company focused on the discovery, development and commercialization of first-in-class treatments for cancer. VBL has also developed a proprietary platform of small molecules, Lecinoxoids, for the treatment of chronic immune-related indications.

VB-111 is the Company’s lead product candidate in the company’s cancer program, and VB-201 is the Company’s lead Lecinoxoid-based product candidate.

In 2015, the Company launched its Phase 3 clinical trial of VB-111 in rGBM, whereby the first patient was randomized in August 2015. The Company is conducting its Phase 3 clinical trial of VB-111 in rGBM under a special protocol assessment concurred by the FDA.

Since inception, the Company has incurred significant losses, and it expects to continue to incur significant expenses and losses for at least the next several years. As of March 31, 2016, the Company had an accumulated deficit of $146.8 million. The Company’s losses may fluctuate significantly from quarter to quarter and year to year, depending on the timing of its clinical trials, the receipt of payments under any future collaboration agreements it may enter into, and its expenditures on other research and development activities.

As of March 31, 2016, the Company had cash, cash equivalents and short-term bank deposits of $33.2 million. The Company may seek to raise more capital to pursue additional activities. The Company may seek these funds through a combination of private and public equity offerings, government grants, strategic collaborations and licensing arrangements. Additional financing may not be available when the Company needs it or may not be available on terms that are favorable to the Company.

NOTE 2 - BASIS OF PREPARATION

The Company’s condensed interim financial statements as of March 31, 2016 and for the three months then ended (the “interim financial statements”) have been prepared in accordance with International Accounting Standard No. 34, “Interim Financial Reporting” (“IAS 34”). These interim financial statements, which are unaudited, do not include all disclosures necessary for a complete presentation of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles. The condensed interim financial statements should be read in conjunction with the Company’s annual financial statements as of December 31, 2015 and for the year then ended and their accompanying notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB).” The results of operations for the three months ended March 31, 2016 are not necessarily indicative of the results that may be expected for the entire fiscal year or for any other interim period.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

The accounting policies and calculation methods applied in the preparation of the interim financial statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2015 and for the year then ended.

VASCULAR BIOGENICS LTD.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 4 - FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

The Company’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. The interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements; they should be read in conjunction with the Company’s annual financial statements as of December 31, 2015. There have been no changes in the risk management policies since the year end.

NOTE 5 - SHAREHOLDERS’ EQUITY

On March 8, 2016, the Company granted 114,129 restricted stock units (“RSUs”) to its officers with a milestone vesting period dependent on the achievement of certain milestones. The fair value of these RSUs on the date of grant was approximately $412 thousand.

NOTE 6 - CASH AND CASH EQUIVALENTS AND SHORT-TERM BANK DEPOSITS

Cash and cash equivalents and short-term bank deposits as of March 31, 2016 comprised of $8.1 million and $25.1 million, respectively. The short-term bank deposits as of March 31, 2016 were for terms of six months to twelve months and carried interest at annual rates of 0.72%-1.25%.

NOTE 7 - COMMITMENTS

The Company’s commitments relate to operating leases such as building and vehicle leases and product licensing, which are further disclosed in the Annual Report on Form 20-F as of December 31, 2015.

OPERATING AND FINANCIAL REVIEW

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the Company’s annual financial statements as of December 31, 2015 (included in our Annual Report of Foreign Private Issuer on Form 20-F for the year ended December 31, 2015) and their accompanying notes and the related notes and the other financial information included elsewhere in this release. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors. Our audited financial statements as of and for the year ended December 31, 2015 and our unaudited financial statements for the three months ended on March 31, 2016 (the “Period”) have been prepared in accordance with IFRS, as issued by the IASB. Unless stated otherwise, comparisons included herein are made to the three month period ended on March 31, 2015 (the “Parallel Period”).

Overview

We are a clinical-stage clinical biopharmaceutical company focused on the discovery, development and commercialization of first-in-class treatments for cancer. Our program is based on our proprietary Vascular Targeting System, or VTS, platform technology, which utilizes genetically targeted therapy to destroy newly formed, or angiogenic, blood vessels, and which we believe will allow us to develop product candidates for multiple oncology indications.

Our lead product candidate, VB-111 (ofranergene obadenovec), is a gene-based biologic that we are developing for solid tumor indications, with an advanced program for recurrent glioblastoma, or rGBM, an aggressive form of brain cancer. We have obtained fast track designation for VB-111 in the United States for prolongation of survival in patients with glioblastoma that has recurred following treatment with standard chemotherapy and radiation. We have also received orphan drug designation in both the United States and Europe. Our pivotal Phase 3 GLOBE study in rGBM began in August 2015. The study is being conducted under a special protocol assessment, or SPA, agreement with the U.S. Food and Drug Administration, or FDA, with full endorsement by the Canadian Brain Tumor Consortium (“CBTC”) and is planned to recruit approximately 252 patients in the U.S., Canada and Israel.

We also have been conducting a program targeting anti-inflammatory diseases based on the use of our Lecinoxoid platform technology. Lecinoxoids are a novel class of small molecules we developed that are structurally and functionally similar to naturally occurring molecules known to modulate inflammation. As we reported in February 2015, the lead product candidate from this program, VB-201, failed to meet the primary endpoint in Phase 2 clinical trials for psoriasis and for ulcerative colitis. As a result, we have terminated our development of VB-201 in those indications. Nevertheless, based on recent pre-clinical studies, we believe that VB-201 and some second generation molecules such as VB-703 may be applicable for NASH and renal fibrosis. Since the Company intends to focus substantially all of our efforts and resources on advancing our oncology program, we will seek to monetize our Lecinoxoid assets via strategic deals.

We are developing our lead oncology product candidate, VB-111, for solid tumor indications, with current clinical programs in rGBM, thyroid cancer and ovarian cancer. In interim analyses of data from our ongoing open-label Phase 2 clinical trial of VB-111 in rGBM, we observed dose-dependent attenuation of tumor growth and an increase in median overall survival, which is the time interval from initiation of treatment to the patient’s death. The U.S. FDA has granted VB-111 fast track designation for prolongation of survival in patients with glioblastoma that has recurred following treatment with temozolomide, a chemotherapeutic agent commonly used to treat newly diagnosed glioblastoma, and radiation. On July 1, 2014, the FDA concurred with the design and planned analyses of our Phase 3 pivotal trial of VB-111 in rGBM pursuant to an SPA. We began our Phase 3 pivotal trial of VB-111 in rGBM in August 2015. According to the study protocol, an interim analysis will take place when 91 mortality events will occur in the trial. The timing of the interim analysis, which depends both on enrollment and on VB-111 activity, is expected in the first half of 2017. Full data will be available when 151 events will occur in the trial. Based on interactions with the FDA, we believe the current trial, if successful, will support a Biologics License Application (“BLA”) in 2018.

VB-111 is also being studied in a Phase 2 trial for recurrent platinum-resistant Ovarian Cancer and in a Phase 2 study in recurrent, iodine-resistant differentiated Thyroid Cancer. In June 2015, at the ASCO conference, we reported data from an interim analysis of the ovarian cancer study which showed evidence of clinical benefit. VBL intends to report additional data on the safety and efficacy of VB-111 in ovarian cancer at ASCO 2016. Our Thyroid Cancer Phase 2 study already met its primary endpoint of 6 month Progression Free Survival (“PFS”) with disease stabilization and safety, but we keep on following the patients for survival data, which we expect to report by the end of 2016.

As of March 31, 2016, we had studied VB-111 in over 170 patients and have observed it to be well-tolerated. In December 2015, we were granted a U.S. composition of matter patents that provided intellectual property protection for VB-111 in the U.S. until October 2033 before any patent term extension.

We commenced operations in 2000, and our operations to date have been limited to organizing and staffing our company, business planning, raising capital, developing our VTS and Lecinoxoid platform technologies and developing our product candidates, including conducting pre-clinical studies and clinical trials of VB-111 and VB-201. To date, we have funded our operations through private sales of preferred shares, a convertible loan, public offering and grants from the Israeli Office of Chief Scientist, or OCS, under the Israel Encouragement of Research and Development in Industry, or the Research Law. We have no products that have received regulatory approval and accordingly have never generated revenue. Since our inception and through March 31, 2016, we had raised an aggregate of $187.0 million to fund our operations, of which $113.4 million was from sales of our equity securities, $40.5 from our initial public offering, or IPO, $15.0 million from a November 3, 2015 underwritten offering, and $18.1 million from OCS grants.

Since inception, we have incurred significant losses. Our loss for the Period was $4.7 million. For the years ended December 31, 2015 and 2014, our loss was $14.9 million and $17.4 million, respectively. We expect to continue to incur significant expenses and losses for at least the next several years. As of March 31, 2016, we had an accumulated deficit of $146.8 million. Our losses may fluctuate significantly from quarter to quarter and year to year, depending on the timing of our clinical trials, the receipt of payments under any future collaborations we may enter into, and our expenditures on other research and development activities.

As of March 31, 2016, we had cash, cash equivalents and short-term bank deposits of $33.2 million. The Company may seek to raise more capital to pursue additional activities. The Company may seek these funds through a combination of private and public equity offerings, government grants, strategic collaborations and licensing arrangements. Additional financing may not be available when the Company specifically needs it or may not be available on terms that are favorable to the Company. As of March 31, 2016, we had 27 employees. Our operations are located in a single facility in Or Yehuda, Israel.

Various statements in this release concerning our future expectations constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as “may,” “expects,” “anticipates,” “believes,” and “intends,” and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are incurred losses; dependence on the success of our lead products, VB-111, its regulatory approval and commercialization; the novelty of our technologies, which makes it difficult to predict the time and cost of product candidate development and potential regulatory approval; as well as potential delays in our clinical trials.

These and other factors are more fully discussed in the “Risk Factors” section of the Annual Report on Form 20-F as of December 31, 2015. In addition, any forward-looking statements represent our views only as of the date of this release and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements unless required by law.

Financial Overview

Revenue

To date, we have not generated any revenue. We do not expect to receive any revenue from any product candidates that we develop unless and until we obtain regulatory approval and commercialize our products or enter into collaborative agreements with third parties.

Research and Development Expenses

Research and development expenses consist of costs incurred for the development of both of our platform technologies and our product candidates. Those expenses include:

•	employee-related expenses, including salaries and share-based compensation expenses for employees in research and development functions;

•	expenses incurred in operating our laboratories and small-scale manufacturing facility;

•	expenses incurred under agreements with CROs and investigative sites that conduct our clinical trials;

•	expenses relating to outsourced and contracted services, such as external laboratories, consulting and advisory services;

•	supply, development and manufacturing costs relating to clinical trial materials;

•	maintenance of facilities, depreciation and other expenses, which include direct and allocated expenses for rent and insurance; and

•	costs associated with pre-clinical and clinical activities.

Research expenses are recognized as incurred. An intangible asset arising from the development of our product candidates is recognized if certain capitalization conditions are met. As of March 31, 2016, we did not have any capitalized development costs.

Costs for certain development activities are recognized based on an evaluation of the progress to completion of specific tasks using information and data provided to us by our vendors and clinical sites. Nonrefundable advance payments for goods or services to be received in future periods for use in research and development activities are deferred and capitalized. The capitalized amounts are then expensed as the related goods are delivered and the services are performed.

We have received grants from the OCS as part of the research and development programs for our VTS and Lecinoxoid platform technologies. The requirements and restrictions for such grants are found in the Research Law. These grants are subject to repayment through future royalty payments on any products resulting from these research and development programs, including VB-111 and VB-201. The total gross amount of grants actually received by us from the OCS, including accrued LIBOR interest as of March 31, 2016 totaled $21.7 million. No grant was yet received for the three month period ended March 31, 2016. As of May 2016, the OCS approved our application for the granting of approximately $2.0 million for the 2016 research and development program. As of March 31, 2016, we had not paid any royalties to the OCS.

Information on our liabilities and the restrictions that we are subject to under the Research Law in connection with the OCS grants that we have received is detailed in the Annual Report on Form 20-F as of and for the year ended December 31, 2015.

Under applicable accounting rules, the grants from the OCS have been accounted for as an off-set against the related research and development expenses in our financial statements. As a result, our research and development expenses are shown on our financial statements net of the OCS grants.

General and Administrative Expenses

General and administrative expenses consist principally of salaries and related costs for personnel in executive and finance functions such as salaries, benefits and share-based compensation. Other general and administrative expenses include facility costs not otherwise included in research and development expenses, communication expenses, and professional fees for legal services, patent counseling and portfolio maintenance, consulting, auditing and accounting services.

Financial Expenses (Income), Net

Financial income is comprised of interest income generated from interest earned on our cash, cash equivalents and short-term bank deposits and gains and losses due to fluctuations in foreign currency exchange rates, mainly in the appreciation and depreciation of the NIS exchange rate against the U.S. dollar.

Financial expenses primarily consist of gains and losses due to fluctuations in foreign currency exchange rates.

Taxes on Income

We have not generated taxable income since our inception, and had carry forward tax losses as of December 31, 2015 of $121.0 million. We anticipate that we will be able to carry forward these tax losses indefinitely to future tax years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses.

We recognize deferred tax assets on losses for tax purposes carried forward to subsequent years if utilization of the related tax benefit against a future taxable income is expected. We have not created deferred taxes on our tax loss carry forward since their utilization is not expected in the foreseeable future.

Critical Accounting Policies and Significant Judgments and Estimates

This management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with IFRS. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses incurred during the reporting periods. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

We make estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Share-Based Compensation

We operate a number of equity-settled, share-based compensation plans for employees (as defined in IFRS 2 “Share-Based Payments”), directors and service providers. As part of the plans, we grant employees, directors and service providers, from time to time and at our discretion, options to purchase our ordinary shares. The fair value of the services received in exchange for the grant of the options is recognized as an expense in our statements of comprehensive loss and is carried to additional paid in capital in our statements of financial position. The total amount is recognized as an expense ratably over the vesting period of the options, which is the period during which all vesting conditions are expected to be met.

We estimate the fair value of our share-based awards to employees, directors and service providers using the Black-Scholes option pricing model, which requires the input of highly subjective assumptions, including (a) the expected volatility of our shares, (b) the expected term of the award, (c) the risk-free interest rate, and (d) expected dividends. Due to the lack of a public market for the trading of our shares until October 2014 and a lack of company-specific historical and implied volatility data, we have based our estimate of expected volatility on the historic volatility of a group of similar companies that are publicly traded. We will continue to apply this process until a sufficient amount of historical information regarding the volatility of our own share price becomes available.

We are also required to estimate forfeitures at the time of grant, and revise those estimates in subsequent periods if actual forfeitures differ from the estimates. Vesting conditions are included in assumptions about the number of options that are expected to vest. At the end of each reporting period, we revise our estimates of the number of options that are expected to vest based on the nonmarket vesting conditions. We recognize the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to additional paid in capital.

Results of Operations

Comparison of Three month periods Ended March 31, 2016 and 2015:

	Three months ended, March 31		Increase (decrease)
	2016	2015	$	%
	(In thousands)
Expenses:
Research and development, gross	$4,003	$2,303	$1,700	74%
Government grants	—	(273)	(273)	100%
Research and development, net	$4,003	$2,030	$1,973	97%
General and administrative	863	799	64	8%
Operating loss	4,866	2,829	2,037	72%
Financial expense (income), net	(137)	148	(285)	193%
Loss	$4,729	$2,977	$1,752	59%

Research and development expenses, net. Research and development expenses are shown net of OCS grants. Research and development expenses were approximately $4.0 million for the Period, compared to approximately $2.0 million in the Parallel Period, an increase of approximately $2.0 million or almost 100%. The increase in gross research and development expenses of $1.7 million or 74% is mainly related to increased expenses for the VB-111 subcontractors and consultants in 2016 as the Phase 3 pivotal trial of VB-111 in rGBM commenced in August 2015. This is offset by a decrease in payroll and related expenses, in addition to a decrease in OCS grants received in the Period compared to the Parallel Period of $0.3 million or 100%. No grant was yet received for the three month period ended March 31, 2016. As of May 2016, the OCS approved our application for the granting of approximately $2.0 million for the 2016 research and development program.

General and administrative expenses. General and administrative expenses for the Period were $0.9 million, compared to $0.8 million for the Parallel Period, an increase of $0.06 million or 8%.

Financial expenses (income), net. Financial expenses (income), net for the Period were approximately ($0.1) million, compared to approximately $0.1 million for the Parallel Period, a decrease of $0.3 million or 193%. The decrease was primarily attributable to favorable foreign exchange gains.

Liquidity and Capital Resources

Since our inception and through March 31, 2016, we have raised a total of $113.4 million from sales of our equity securities before the initial public offering, $40.5 million gross in the public offering ($34.9 million net), $15 million from a November 3, 2015 underwritten offering, and $18.1 million from OCS grants. Our primary uses of cash have been to fund working capital requirements and research and development, and we expect these will continue to represent our primary uses of cash. We expect our cash, cash equivalents and short-term bank deposits as of March 31, 2016 to be sufficient to fund our operations into mid-2018.

Funding Requirements

At March 31, 2016, we had cash, cash equivalents and short-term bank deposits totaling $33.2 million and working capital of $30.0 million. We expect that our cash, cash equivalents and short-term bank deposits will enable us to fund our operating expenses and capital expenditure requirements into mid-2018 and is expected to be sufficient to enable us to complete our on-going Phase 3 clinical trial of VB-111 in rGBM, to complete our Phase 2 clinical trial of VB-111 in thyroid cancer and to complete our Phase 1/2 clinical trial for VB-111 in ovarian cancer. We are unable to estimate the amounts of increased capital outlays and operating expenses associated with completing the development of VB-111 and our other product candidates. Our future capital requirements will depend on many factors, including:

•	the costs, timing and outcome of regulatory review of VB-111 and any other product candidates we may pursue;

•	the costs of future development activities, including clinical trials, for VB-111 and any other product candidates we may pursue;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;

•	the extent to which we acquire or in-license other products and technologies; and

•	our ability to establish any future collaboration arrangements on favorable terms, if at all.

Until such time, if ever, as we can generate substantial product revenue, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements. We do not have any committed external source of funds.

Cash Flows

The following table sets forth the primary sources and uses of cash for each of the periods set forth below:

	Period ended March 31
	2016	2015
	(In thousands)
Cash used in operating activities	$(3,970)	$(2,164)
Cash (used in) provided by investing activities	4,933	(11,023)
Cash used in financing activities	(32)	—

Net decrease in cash and cash equivalents	$931	$(13,187)

Operating Activities

Cash used in operating activities for the Period was $4.0 million and consisted primarily of net loss of $4.7 million arising primarily from research and development activities, partially offset by a net decrease in working capital of $0.5 million, and net aggregate non-cash charges of $0.2 million.

Cash used in operating activities for the Parallel Period was $2.2 million and consisted primarily of net loss of $3.0 million arising primarily from research and development activities, partially offset by a net decrease in working capital of $0.3 million, and net aggregate non-cash charges of $0.5 million.

Investing Activities

Net cash provided by investing activities was $4.9 million for the Period, and ($11.0) million net cash used in the Parallel Period. This was primarily due to the maturation and increase of short-term bank deposits, respectively.

Financing Activities

Net cash used in financing activities was ($0.03) million for the Period, consisting primarily of issuance costs. No cash was generated by financing activities for the Parallel Period.

Contractual Obligations and Commitments

The following tables summarize our contractual obligations and commitments as of March 31, 2016 that will affect our future liquidity:

	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
	(In thousands)
Licenses	$342	$114	$228	$—	$—
Operating leases	552	344	208	—	—

Total	$894	$458	$436	$—	$—

Off-Balance Sheet Arrangements

Since our inception, we have not engaged in any off-balance sheet arrangements, as defined in the rules and regulations of the SEC, such as relationships with unconsolidated entities or financial partnerships, which are often referred to as structured finance or special purpose entities, established for the purpose of facilitating financing transactions that are not required to be reflected on our statement of financial positions.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of foreign currency exchange rates. Approximately 27% of our expenses in the first three months of 2016 were denominated in New Israeli Shekels and less than 1% in Euros. Changes of 5% and 10% in the US$/NIS or the US$/Euro exchange rate will increase or decrease the operation expenses by up to 1% and 0.3%, respectively.

Foreign Currency Exchange Risk

Fluctuations in exchange rates, especially the NIS against the U.S. dollar, may affect our results, as some of our assets are linked to NIS, as are some of our liabilities. In addition, the fluctuation in the NIS exchange rate against the U.S. dollar may impact our results, as a portion of our operating cost is NIS denominated.

Inflation Risk

We do not believe that inflation had a material effect on our business, financial condition or results of operations in the last two fiscal years. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through hedging transactions. Our inability or failure to do so could harm our business, financial condition and results of operations.

Recently Issued and Adopted Accounting Pronouncements

IFRS 9, Financial Instruments, addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through OCI and fair value through P&L. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities, there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income for liabilities designated at fair value through profit or loss. The standard is effective for accounting periods beginning on or after January 1, 2018. Early adoption is permitted. We have yet to assess IFRS 9’s full impact.

In January 2016, the IASB issued IFRS 16—Leases which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract and replaces the previous leases standard, IAS 17—Leases. IFRS 16 eliminates the classification of leases for the lessee as either operating leases or finance leases as required by IAS 17 and instead introduces a single lessee accounting model whereby a lessee is required to recognize assets and liabilities for all leases with a term that is greater than 12 months, unless the underlying asset is of low value, and to recognize depreciation of leases assets separately from interest on lease liabilities in the income statement. As IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17, a lessor will continue to classify its leases as operating leases or finance leases and to account for those two types of leases differently. IFRS 16 is effective from January 1, 2019 with early adoption allowed only if IFRS 15—Revenue from Contracts with Customers is also applied. The Company is currently evaluating the impact of adoption on its Financial Statements.

JOBS Act

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” As an “emerging growth company,” we are electing to not take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to not take advantage of the extended transition period for complying with new or revised accounting standards is irrevocable. In addition, we are in the process of evaluating the benefits of relying on the other exemptions and reduced reporting requirements provided by the JOBS Act.